                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

         For the fiscal year ended December 31, 2003,

                                       or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the transition period from ________ to _________.



                             COMMISSION FILE NUMBER
                                     1-9645



              CLEAR CHANNEL ENTERTAINMENT, INC. 401(k) SAVINGS PLAN
                            (Full title of the plan)



                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               200 EAST BASSE ROAD
                            SAN ANTONIO, TEXAS 78209
                            TELEPHONE (210) 822-2828
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

              CLEAR CHANNEL ENTERTAINMENT, INC. 401(k) SAVINGS PLAN
                               INDEX TO FORM 11-K



REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm........................3

Financial Statements:

Statements of Net Assets Available for Plan Benefits
  as of December 31, 2003 and 2002.............................................4

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 2003.........................................5

Notes to Financial Statements..................................................6


Supplemental Schedule:

Schedule of Assets Held for Investment Purposes as of December 31, 2003.......11


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     CLEAR CHANNEL ENTERTAINMENT, INC. 401(k) SAVINGS PLAN

                     Date:  June 28, 2004


                     By:  /s/ Randall T. Mays
                        ----------------------
                         Name:  Randall T. Mays
                         Title: Executive Vice President/Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM





To the Clear Channel Entertainment, Inc. 401(k) Savings Plan
San Antonio, Texas

We have audited the financial statements of the Clear Channel Entertainment, Inc. 401(k) Savings Plan as of December 31, 2003 and 2002, and for the year ended December 31, 2003, as listed in the accompanying contents page. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Clear Channel Entertainment, Inc. 401(k) Savings Plan as of December 31, 2003 and 2002, and the changes in its net assets available for plan benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2003, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






/s/ THE HANKE GROUP, P.C.

San Antonio, Texas
June 15, 2004

CLEAR CHANNEL ENTERTAINMENT, INC. 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31,  2003 AND 2002
------------------------------------------------------------------------- -- ------------------- -- ------------------

ASSETS                                                         2003          2002

INVESTMENT:
Plan interest in Clear Channel Communications, Inc. -
  Master Trust                                          $39,576,313   $27,917,520

RECEIVABLES:
Employer's contribution                                          --        20,847
Participants' contributions                                 127,538       125,764
                                                        -----------   -----------

Total receivables                                           127,538       146,611
                                                        -----------   -----------

TOTAL ASSETS                                             39,703,851    28,064,131

LIABILITIES

Expenses payable                                              1,167        12,289
                                                        -----------   -----------


TOTAL LIABILITIES                                             1,167        12,289
                                                        -----------   -----------


NET ASSETS AVAILABLE FOR PLAN BENEFITS                  $39,702,684   $28,051,842
                                                        ===========   ===========











--------------------------------------------------------------------------------
See notes to financial statements.                                        Page 4

CLEAR CHANNEL ENTERTAINMENT, INC. 401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
  Net appreciation in fair value of investments   $ 6,820,350
  Dividends and interest                              547,719
                                                  -----------

Total investment income                             7,368,069

Contributions:
Employer                                            1,739,071
Participants                                        5,242,815
Rollovers                                             506,254
                                                  -----------

Total contributions                                 7,488,140
                                                  -----------

TOTAL ADDITIONS                                    14,856,209

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                       3,200,401
Administrative expenses                                 4,966
                                                  -----------
TOTAL DEDUCTIONS                                    3,205,367
                                                  -----------

Net increase                                       11,650,842


NET ASSETS AVAILABLE FOR PLAN BENEFITS:

Beginning of year                                  28,051,842
                                                  -----------

End of year                                       $39,702,684
                                                  ===========




--------------------------------------------------------------------------------
See notes to financial statements.                                        Page 5

CLEAR CHANNEL ENTERTAINMENT, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


1.       DESCRIPTION OF PLAN

The following description of the Clear Channel Entertainment, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL -- The Plan is a defined contribution plan covering all eligible employees, as defined, of the plan sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS -- Employer contributions to the Plan include matching contributions. Additionally, elective contributions may be made annually at the discretion of the plan sponsor's Board of Directors. The employer matching contributions were $1,739,071 for the year ended December 31, 2003.

Participants may elect to defer a portion of their compensation by an amount that does not exceed the maximum allowed under IRS rules and regulations. Participants are always 100% vested in their voluntary contributions.

Each year, participants may contribute from 1% up to 25% of pre-tax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers one common stock fund, one common commingled pool, and seventeen registered investment funds.

PARTICIPANT ACCOUNTS -- Each participant's account is credited with the participant's contribution and allocations of the plan sponsor's contribution and Plan earnings and charged with certain stock fund expenses and transaction fees. Allocations are based on participant account balances and participant directed transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FORFEITURES -- Participant forfeitures of non-vested contributions are used to reduce employer contributions to the Plan. For the Plan year ended December 31, 2003, approximately $47,000 of forfeitures was used to reduce employer contributions. There are no unallocated forfeitures at December 31, 2003.

VESTING -- Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the plan sponsor's contributions is based on years of continuous service. A participant is 100% vested after five years of credited service (or upon the death, disability, or retirement of the participant).

PARTICIPANT LOANS -- Participants may borrow $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear a fixed interest rate at one percent above prime.

PAYMENT OF BENEFITS -- On termination of service, a participant may elect to receive either a lump sum or roll over into another qualified plan or individual retirement account. Hardship withdrawals are available to Plan participants upon approval.



--------------------------------------------------------------------------------

CLEAR CHANNEL ENTERTAINMENT, INC. 401(K) SAVINGS PLAN

DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

2.       SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING -- The financial statements of the Plan are prepared using the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION -- The Plan's interest in the Clear Channel Communications, Inc. Master Trust is stated at fair value.

PAYMENTS OF BENEFITS -- Benefits are recorded when paid.

USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.       PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. MASTER TRUST

The Master Trust was established for the investment of assets of the Plan and three other Clear Channel Communications, Inc., sponsored retirement plans. These investments in the Master Trust consist of and are valued as follows:

         o        Sponsored Company stock - quoted market price.

         o Registered investment funds - net asset value of shares held at December 31.

         o Common commingled pool - fair value of the underlying publicly-traded stocks which it holds.

         o Participant loans - valued at cost which approximates fair value.

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The Master Trust's assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets assigned to each plan) the income and expenses resulting from the collective investment of the assets.

The proportionate interest of the Plan in the Master Trust at December 31, 2003 and 2002, was approximately 7.6% and 8.0%, respectively.

The following table presents the fair values of investments and investment income for the Master Trust:

                                                           2003           2002

 Investments at fair value:

 Clear Channel Communications, Inc., stock (unitized)  $  80,224,035  $  67,343,100
 Registered investment funds                             383,304,496    243,577,987
 Common commingled pool                                   48,623,212     31,223,703
 Participant loans                                         9,359,973      7,738,452
                                                       ------------   ------------

                                                       $521,511,716   $349,883,242
                                                       ============   ============

 Investment income:

 Net appreciation in fair value of investments:

   Clear Channel Communications, Inc., stock (unitized)   $17,324,681
   Registered investment funds                             62,498,813
   Common commingled pool                                  10,431,226
                                                          -----------

                                                           90,254,720
   Interest and dividends                                   7,803,269
                                                          -----------

                                                          $98,057,989
                                                          ===========

--------------------------------------------------------------------------------

CLEAR CHANNEL ENTERTAINMENT, INC. 401(K) SAVINGS PLAN

DECEMBER 31, 2003 and 2002
----------------------------------------------------------------------------


4.       INVESTMENTS

Investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002, are:

                                                    2003         2002

Clear Channel Communications, Inc. (unitized*)   $1,996,389   $1,589,022
Fidelity Low-Priced Stock Fund                   $2,052,856   $       --
Fidelity Diversified International Fund          $2,297,439   $       --
PIMCO Total Return Fund - Institutional Class    $3,874,457   $3,010,501
MSIFT Mid Cap Growth Portfolio - Adviser Class   $5,224,349   $3,374,461
Fidelity Puritan Fund                            $2,975,533   $3,041,136
Fidelity Dividend Growth Fund                    $6,774,825   $4,640,256
Fidelity Retirement Money Market Portfolio       $3,511,706   $3,791,585
Fidelity U.S. Equity Index Commingled Pool       $7,287,769   $5,196,349

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Registered investment funds                             $4,777,204
Common commingled pool                                   1,637,585
Clear Channel Communications, Inc., stock (unitized*)      405,561
                                                        ----------
                                                        $6,820,350
                                                        ==========


         *A non-registered fund comprised of the underlying Company stock and a short-term cash component.

5.       RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The plan sponsor paid approximately $102,000 in professional fees related to the Plan for the year ended December 31, 2003.

6.       PLAN TERMINATION

Although it has not expressed any intent to do so, the plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the employer's contributions allocated to their accounts.





--------------------------------------------------------------------------------

CLEAR CHANNEL ENTERTAINMENT, INC. 401(K) SAVINGS PLAN

DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

7.       TAX STATUS

The Internal Revenue Service has determined and informed the plan sponsor by a letter dated August 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Effective January 1, 2003, the Clear Channel Entertainment, Inc. 401(k) Savings Plan was amended and restated to reflect recent amendments to the Plan and clarify certain provisions under the Plan, among other matters. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.       SUBSEQUENT EVENTS

Effective January 1, 2004, the Plan was amended to add Age 50 Catch-Up employee contributions.

Effective March 15, 2004, the Fidelity Growth Company Fund was added as an investment option. The Janus Twenty Fund was eliminated and all account balances in the Janus Twenty Fund were transferred to the Fidelity Growth Company Fund effective as of the close of business on March 15, 2004. Any contribution elections to the Janus Twenty Fund as of March 15, 2004, were re-allocated to the Fidelity Growth Company Fund.

Effective July 30, 2004, the Fidelity Low-Priced Stock Fund will be closed to new participants. Those participants investing in the fund will be permitted to continue investing. Those participants who do not have an account balance in this fund will not be able to invest in the fund.

9.       RISK AND UNCERTAINTIES

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

--------------------------------------------------------------------------------

                              SUPPLEMENTAL SCHEDULE

CLEAR CHANNEL ENTERTAINMENT, INC. 401(K) SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER:  13-3977880
PLAN NUMBER:  001
DECEMBER 31, 2003
--------------------------------------------------------------------------------

Schedule H, Line 4(I): Schedule of Assets Held for Investment Purposes at End of Year

                                                               DESCRIPTION OF INVESTMENT
              IDENTITY OF ISSUER,                               INCLUDING MATURITY DATE,
              BORROWER, LESSOR OR                                  RATE OF INTEREST,                        CURRENT
                 SIMILAR PARTY                             COLLATERAL, PAR OR MATURITY VALUE                 VALUE
------------------------------------------------     -------------------------------------------------   --------------

     Janus                                           Twenty Fund                                         $   551,734

     MSIFT                                           Mid Cap Growth Portfolio - Adviser Class              5,224,349

     PIMCO                                           Total Return Fund - Institutional Class               3,874,457

     Lord Abbett                                     Mid-Cap Value Fund - Class A                            368,798

*    Clear Channel Communications, Inc.              Common Stock (unitized)                               1,996,389

*    Fidelity Management Trust Company               Puritan Fund                                          2,975,533

*    Fidelity Management Trust Company               Equity-Income Fund                                      613,191

*    Fidelity Management Trust Company               Low-Priced Stock Fund                                 2,052,856

*    Fidelity Management Trust Company               Diversified International Fund                        2,297,439

*    Fidelity Management Trust Company               Dividend Growth Fund                                  6,774,825

*    Fidelity Management Trust Company               Small Cap Stock Fund                                    106,052

*    Fidelity Management Trust Company               Freedom Income Fund                                      26,230

*    Fidelity Management Trust Company               Freedom 2000 Fund                                        23,048

*    Fidelity Management Trust Company               Freedom 2010 Fund                                     1,187,508

*    Fidelity Management Trust Company               Freedom 2020 Fund                                       146,911

*    Fidelity Management Trust Company               Freedom 2030 Fund                                        65,680

*    Fidelity Management Trust Company               Freedom 2040 Fund                                        63,914

*    Fidelity Management Trust Company               Retirement Money Market Portfolio                     3,511,706

*    Fidelity Management Trust Company               U.S. Equity Index Commingled Pool                     7,287,769

      Participant Loans                              Various due dates with interest rates between
                                                     5% - 10.5%                                              427,924
                                                                                                         -----------

                                                                                                         $39,576,313
                                                                                                         ===========
*        Denotes party-in-interest

See accompanying report of independent registered public accounting firm.                                    Page 11

                                  EXHIBIT INDEX

23.1     Consent of The Hanke Group, P.C.